

April 26, 2012

Via E-mail
Angelo Scola
Chief Executive Officer
Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California 92663

> **Re: Pioneer Exploration Inc.**
> **Form 8-K/A**
> **Filed April 11, 2012**
> **Form 10-Q for the Quarterly Period Ended February 29, 2012**
> **Filed April 17, 2012**
> **File: 000-53784**

Dear Mr. Scola:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the EDGAR record for this amended Form 8-K does not reflect the inclusion of Item 4.01, regarding changes in the registrant's certifying accountant, among the other listed 8-K Items addressed in the filing. Please clarify in your next amendment.

2. We note your response to comment 1 in our letter dated February 9, 2012 and we reissue the comment. Please revise your disclosure to clarify your relationship with Thermoforte Green LLC. For example, it is unclear if and under what arrangements you may currently or expect to use Thermoforte's process to neutralize toxins.

Item 14 Changes in and Disagreements with Accountants, page 19

3. This disclosure should state whether during IBA Green's two most recent fiscal years and any subsequent interim period through the date of resignation, i.e. November 28, 2011, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-K and revise the disclosure.

Item 4.02 Non Reliance on Previously Issued Financial Statements, page 20

4. Please revise the heading of this section to clarify whether you are providing disclosure under paragraph (a) or (b) of Item 4.02. In addition, revise the narrative section to provide the disclosures specified by the applicable paragraph. If you are complying with paragraph (b), please also comply with paragraph (c).

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

5. We note that the amended Form 8-K did not include the historical financial statements of the acquired business, IBA Green. Please revise.

6. Please ensure the financial statements of IBA Green include all of the required disclosures of FASB ASC 250 related to the restatement of IBA Green's financial statements. Please ensure this disclosure addresses each financial statement line impacted by the restatement.

(b) Proforma Financial Information

7. We note that the amended Form 8-K did not include the pro forma financial information related to your acquisition of IBA Green. Please revise.

Signatures

8. The chief executive officer's signature is not compliant with the form. Please add a conformed signature and use the format provided for in the form in your next amendment.

Form 10-Q for the Quarterly Period Ended February 29, 2012

Financial Statements

Balance Sheet, page F-1

9. The comparative year-end balance sheet is referenced to Note 3 however the actual Note 3 does not appear to provide meaningful explanation concerning the balance sheet. Please explain the meaning of this reference to us and correct as necessary in future filings on Form 10-Q.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rene Daignault, Esq.